TELIPHONE CORP

October 24, 2007

VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

File No. 333-136993

Re: Teliphone Corp. comment response letter dated October 17, 2007

Dear Mr. Reynolds,

We have reviewed your letter dated October 17, 2007 concerning the following comments and would like to provide the following to responses to comments as listed below.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Cover Page

1.
We reissue comment one from our letter dated August 19, 2007.  Please disclose if there are any individual purchase requirements.  See Item 501(a)(9)(iii) of Regulation S-B.  Please note that this refers to whether or not each individual must purchase a minimum number of shares.  It does not concern the minimum number of units that must be purchased before the moneies will be released from escrow.

RESPONSE

We have noted your comment and have updated our disclosure to clarify the individual purchase requirements of the offering.  The amended prospectus reads:

The minimum number of shares purchased in a single investment is 100,000 shares or $25,000.  The Company reserves the right to accept lesser amounts at their sole discretion.

Our Company, page 3

2.
We have reviewed your response to prior comment number three of our letter dated August 10, 2007 and we reissue in part our prior comment.  Please disclose whether the company was a blank check company prior to your merger with Teliphone, Inc. in April 2005.

RESPONSE

We have noted your comment and have updated our disclosure to clarify that the company prior to the merger with Teliphone, Inc. was a blank check company.  The amended prospectus reads:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Prior to April 2005, the Company was a blank check company in its early developmental and promotional stages and whose activities had been organizational ones, directed at developing its business plan and raising its initial capital and would have been classified as a shell company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended and in SEC Release 33-8587.

Use of Proceeds, page 15

3.
We note your response to comment six of our previous letter and we reissue in part our prior comment.  We note the disclosure on page 15 that, “the amounts actually spent by us for any specific purpose may vary and will depend on a number of factors… Accordingly, our management has broad discretion to allocate the net proceeds to non-fixed costs… An example of contingency spending… include…”  As requested in our prior comment letters of May 4 and August 19, 2007, please discuss the specific contingencies and the alternatives to such use of the proceeds in that event indicated.  Please refer to Instruction 7 to Item 504 of Regulation S-K which states that, “The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.”

RESPONSE

We have noted your comment and have updated our disclosure to indicate the specific contingency and the alternative proceeds should this event occur.  The amended prospectus reads:

Likewise, a specific contingency exists such that an alternative use of proceeds may occur.  The specific contingency is related to our technology.  Should our competitors release to our markets a technology which renders our own obsolete, than Management will redirect Sales & Marketing, Inventory Financing and Customer Acquisition costs towards increased new product development, which would increase spending on hiring more people with skills related to our industry.  This will increase Product Development costs and General and Administration and therefore change our use of proceeds as outlined in the following table::

CONTINGENCY USE OF PROCEEDS TABLE

	Minimum offering raised ($500,000)	$1,000,000 raised	$2,500,000 raised	Maximum offering raised ($5,000,000)

Repayment of Debt to
Officers and Shareholders	$149,082	$149,082	$149,082	$149,082
Repayment of Debt to former
parent company	$135,756	$435,756	$435,756	$435,756
Fees associated to this
offering	$49,432	$49,432	$49,432	$49,432
Product Development	$100,000	$100,000	$100,000	$200,000
Fixed Costs (Telecom
Infrastructure)	$—	$30,000	$100,000	$100,000
General & Administration	50,000	$135,000	$100,000	$100,000
Sales & Marketing	$—	$50,000	$250,000	$500,000
Inventory Financing	—	—	100,000	250,000
Customer Acquisition	$—	$10,000	$800,000	$2,250,000
Additional Working Capital	$15,730	$40,730	$415,730	$965,730
TOTAL:	$500,000	$1,000,000	$2,500,000	$5,000,000

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 37

Liquidity and Capital Resources, page 41.

4.
Please revise to disclose the current status of your arrangement with Intelco, including management’s assessment of the recoverability of the prepaid expense balance associated with this arrangement.  Your disclosure should be consistent with your supplemental response dated October 3, 2007.

RESPONSE

We have noted your comment and have updated the disclosure in the amended filing.  The disclosure reads:

As of October 24, 2007, there has been no subsequent agreement formalized between the Company and Intelco regarding the treatment of the balance of the pre-paid expenses.  From August 1st, 2007, the Company continues to benefit from the delivery of services by Intelco (particularly office rental space) while being debited from the Company’s prepaid expense asset as payment.  There can be no assurance that this arrangement will continue nor that we will be able to continue to receive services under this arrangement

Management believes that the current situation, specifically, Intelco’s desire to continue to provide us with the delivery of services against the pre-paid expenses even after the formal term of the agreement, is indicative of the intention of the parties to extend the existing agreement in place and to continue until the pre-paid services have been fully delivered.

Should we not be successful in re-negotiating favorable terms with Intelco in the future, the Company’s cash flow requirements from operations will increase by an estimated $6,000 per quarter due to office rent space charges, categorized within General and Administrative Expenses.  Likewise, the balance of pre-paid expenses will be written off of the financial statements as per generally accepted accounting principles since management’s assessment of the recoverability of the prepaid expense balance associated with the arrangement is that the prepaid expenses will not be recoverable should no new agreement be finalized.

Upon the Company becoming a reporting company pursuant to the Securities Exchange Act of 1934, as amended, the Company shall file a Form 8-K within four (4) business days describing any agreement with Intelco and attaching such agreement as an exhibit to the Form 8-K filing.

5.
We have reviewed both your September 14, 2007 initial response and your October 3, 2007 amended response to comment 20 of our letter dated August 19, 2007.  In your revised disclosure, please disclose that there can be no assurance that this arrangement will continue or that you will be able to continue to receive services under this agreement.

RESPONSE

We have noted your comment and have clarified that there can be no assurance that this arrangement will continue or that the Company will be able to continue to receive services under this agreement as noted in our response in comment 4 above.

6.
In the fourth paragraph under “For the period ending June 30, 2007” of the “Liquidity and Capital Resources” section, please clarify the following sentence: “Upon receipt of the funds, the Company pays monthly interest disbursements to refund capital and interest.”  How is the company refunding interest?  Please explain.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have clarified the sentence in question.  The amended disclosure reads:

The Company records a debt to related party upon the receipt of funds from shareholders and officers and repays this loan through monthly payments in order to refund capital and pay interest fees.

Audited Consolidated Financial Statements

General

7.	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

RESPONSE

We have noted your comment and have filed an updated consent of the independent accountant in exhibit 23.2.

Notes to Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition – Customer Equipment (Retail Channel), F-11

8.
We reviewed your response to our prior comment 23.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please revise your disclosure to clarify that the minimum service period (e.g. three months) differs from the length of your service agreement (e.g. twelve months).

RESPONSE

We have noted your comment and have updated our disclosure in order to clarify that the minimum service period differs from the length of the service agreement:

The Company also provides rebates to retail customers who purchase their customer equipment from retailers and satisfy minimum service period requirements.   This minimum service period (e.g. three months) differs from the length of the service agreement (e.g. twelve months).  These rebates are recorded as a reduction of service revenue over the minimum service period based upon the actual rebate coupons received from customers and whose accounts are in good standing.

We have likewise amended the disclosure within our “Critical Accounting Policies” section, and the Notes to the Financial Statements for 9 month period ending June 30, 2007 and 2006.

Part II

Exhibits

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

9.
We note that exhibit 10.12, Co-Location and Bandwidth Services Agreement, Peer 1 Network, is incomplete.  Please not that the agreements are required to be filed in their entirety unless such portions of agreements are granted a request for confidential treatment under Rule 406 of Regulation C.  Please refile the agreement in its entirety.  Also file an executed copy.

RESPONSE

We have noted your comment and have refilled the agreement in its entirety (exhibit 10-12) as well as an executed copy (exhibit 10-12-A).

Undertakings

10.	Please explain why the company has removed the undertaking under Item 512(c) of Regulation S-B. Otherwise, please include the undertaking.

RESPONSE

We have noted your comment and note that the last two paragraphs of the Undertakings section was removed in error on amendment 5 and has been included in this amendment 6.  The following paragraphs have been reinstated on the current amendment:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Signatures

11.	Please provide the signature of, or designate one of the present signatures as that of, the controller or principal accounting officer. See “Instructions for signatures” on the Form SB-2.

RESPONSE

We have noted your comment and have updated the signatures to include that of the Principal Accounting Officer and the majority of the Board of Directors.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

/s/ George Metrakos
George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

CC:       Michael Pollack, CPA via e-mail
             Joseph Emas, Esq, via e-mail

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca